Exhibit (a)(1)(H)
FORM OF REMINDERS OF EXPIRATION OF OPTION EXCHANGE OFFER

FROM:	Chris Kitchen, Executive Vice President and General Counsel

SUBJECT:	Option Exchange Offer Program Deadline Approaching

DATE:	August [•], 2018

This email is to remind you that August [16], 2018 at 11:59 p.m. Eastern Time is the final deadline to elect to participate in the option exchange offer program. If you wish to exchange your eligible options for replacement options, as described in the offering materials, you must complete and deliver your Election Form prior to that deadline if you have not done so already. No later than 5:00 p.m., Eastern Time, on August [16], 2018 we will distribute by email to all eligible participants the exact exchange ratios to be used in the exchange offer. This means that after you receive notification of the final exchange ratios, you will have approximately seven (7) hours before the 11:59 p.m. Eastern Time expiration deadline to make a final decision as to whether to tender or withdraw your eligible options.

No further action is required if you have already submitted an Election Form and wish to participate in the option exchange program. However, if you have not yet submitted an Election Form and you would like to take advantage of the opportunity to participate in this option exchange program, you must submit a properly completed and signed Election Form that is received by the Company before the final deadline at 11:59 p.m. Eastern Time, August [16], 2018. If you have already submitted an Election Form tendering your eligible options for exchange and no longer wish to participate in the exchange offer you must submit a properly completed and signed Notice of Withdrawal that is received by the Company before the final deadline at 11:59 p.m. Eastern Time, August [16], 2018. There are no exceptions to this deadline.

You can view the offering material, which is contained in the Schedule TO we filed with the SEC on July 18, 2018, and amended on July 31, 2018, on the SEC’s website at www.sec.gov or on the investor page of our website at http://www.townsquaremedia.com/equity-investors/sec-filings. The offering material will also explain how to make, change or withdraw your election before the end of the exchange offer.

You must deliver your Election Form or Notice of Withdrawal, as applicable, by one of the following methods:

•	Via Electronic Delivery: Scan and email it to optionexchange@townsquaremedia.com

•	Via Facsimile: Townsquare Media, Inc., Attn: Chris Kitchen, fax number 1-800-301-6408

•	Via Regular Mail, Overnight Courier or Hand Delivery: Townsquare Media, Inc., 240 Greenwich Avenue, Greenwich, Connecticut 06830 Attn: Chris Kitchen

Your Election Form or Notice of Withdrawal, as applicable, must be properly completed, signed and received by 11:59 p.m. Eastern Time, on August [16], 2018. To obtain another copy of an Election Form or Notice of Withdrawal, please email optionexchange@townsquaremedia.com or call Chris Kitchen at (203) 861-0903. Your participation in the exchange offer program is completely voluntary, and you are not obligated to participate. Any eligible options you do not elect to exchange generally will remain subject to their present terms.

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